PROVIDENCE SELECT FUND, LIMITED PARTNERSHIP
                            101 N. Fairfield Drive
                             Dover, Delaware 19901

                                (800) 331-1532

                                                April 20, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Ms. Karen Garnett

Re:  Providence Select Fund, Limited Partnership (the "Registrant")
Request for Withdrawal of a Registration Statement on Form S-1, filed with the U.S. Securities and Exchange Commission on September 9, 2003 File No. 333-108629

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), the Registrant hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement of the Fund on Form S-1 which was filed with the Commission on September 9, 2003, along with any exhibits (the "Registration Statement").

The request for withdrawal is being made because the Registrant would like to consolidate the registration of the $10,000,000 under its new file number 333-108629, for a total of $50,000,000, with the registration fee carried forward pursuant to Rule 457(p) of the Securities Act of 1933. No securities were sold in connection with the Registration Statement.

Registrant respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to William S. Scott, Esq. at (305) 754-3603.

Sincerely,

PROVIDENCE SELECT FUND, LP
By: White Oak Financial Services, Inc.


By: /s/ Michael Pacult
    Michael P. Pacult, President